Exhibit 99.1

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	23 July 2014

SIMS METAL MANAGEMENT ANNOUNCES

FIVE YEAR STRATEGIC PLAN

Key Points

•	Completion of detailed review of Sims Metal Management’s global operating portfolio by new Group CEO, Galdino Claro

•	Five year strategic plan developed to, through internal initiatives, lift earnings before interest and tax (EBIT) by 350% over the FY13 underlying result

•	Optimisation program to drive significantly higher return on capital without the requirement of macroeconomic or cyclical recovery

•	$32 million in EBIT benefits expected to be realised through further cost reductions and exiting loss making operations, 50% to be achieved in FY15 and 100% to be achieved in FY16

•	No significant additional restructuring activities or charges are anticipated in the Sims Recycling Solutions business after FY14

Sims Metal Management Limited (the “Company”) announced today a five year strategic plan to grow underlying EBIT by 350% over the FY13 underlying result, following a review of the Company’s global operating portfolio by new Group CEO Galdino Claro.

Mr Claro, said: “We have completed a comprehensive review of the global operations of Sims Metal Management and developed a plan which will significantly improve operational performance and earnings, without relying on external cyclical recovery or acquisitions. Sims Metal Management is a great business operating in a growing industry. This renewed focus on our strengths and competitive position will set us up well to capitalise on future growth opportunities for the benefit of our customers, employees and shareholders.”

“Our five year plan includes three key stages of Streamlining, Optimising, and Growth, and we are already seeing the initial benefits where we have begun implementation. We expect streamlining actions, through cost reductions and exiting loss making businesses, will generate $32 million in EBIT benefits, with 50% to be achieved in FY15 and fully realised during FY16.”

Mr Claro confirmed that he expects no significant restructuring charges in regard to FY14 arising from the strategic review, other than those already announced to the ASX on 24 June 2014.

“As we streamline our portfolio we will develop operations where we can best leverage our key competitive advantages of scale, export positioning, and the largest global trading relationship network in the industry.”

“We also see significant scope to further improve our position in both the global metal recycling and electronic recycling businesses. As a Company which has grown largely through a long history of acquisitions, we have not yet fully realised the inherent synergies of these transactions. Through sharing best practices across our global footprint and focusing the business back to our core drivers of profitability, I believe significant value and earnings improvements can be generated.”

CONCLUSION

Mr Claro said: “This is a very exciting time at Sims Metal Management. Our renewed focus on supplier relationships, logistics, operational efficiencies and product quality will allow us to better take advantage of the opportunities in the market over the long term. This is a new Sims Metal Management where, as the leader in our industry, we are about to start leading.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 16 October 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 265 facilities and 6,100 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 63% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

+61 4 0960 0352

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